Exhibit 99.7

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 9 June 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 317.9495p pence per ordinary share.